Ossen Innovation Announces Fourth Quarter and Full Year 2015 Financial Results

Earnings Conference Call is scheduled for 8:30 am ET on April 22, 2016

SHANGHAI, April 21, 2016 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the fourth quarter and full year ended December 31, 2015.

Dr. Liang Tang, Chairman of Ossen Innovation, commented, "Despite 2015 being another difficult year for China's steel industry, as slowing GDP growth and infrastructure buildout, industry-wide overcapacity, and high price volatility continued to plague the steel value chain, we managed to increase our overall sales volume by 16.6%, mostly offsetting the impact of an 18.2% decrease in blended average selling prices of our products. Our margins, including both gross and operating, as well as net profit, also improved in 2015 and reached their highest levels since 2012, highlighting our strong execution amidst challenging macro and industry environment."

"Looking ahead, we expect the Chinese central government to continue to stimulate economic growth by further injecting capital into the economy by funding new infrastructure projects.  While we do not believe that the Chinese government will initiate another large scale, comprehensive capital injection, we believe that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, through the "One Belt, One Road" initiatives, investments are expected to be made during the next decade to construct new bridges, highways, and railroads. In addition, the Asian Infrastructure Investment Bank launched in December 2015 could pave the way for new infrastructure projects outside of China and create new bidding opportunities for us. In 2016, we expect the market for our products to recover gradually as steel industry fundamentals improve over time thanks to the central government's continuing efforts to curb excess capacity. We also expect to do well in the Japanese market as we are one of the two suppliers to supply plain surface prestressed steel products to a major Japanese company who won the bid for the construction of the Tokyo New National Stadium for the 2020 Tokyo Olympics," concluded Dr. Tang.

Twelve Months Ended December 31, 2015 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2015	2014	% Change
Revenues	$117.9	$123.6	-4.6%
Gross profit	$15.7	$13.3	17.9%
Gross margin	13.3%	10.8%	2.5%
Operating income	$10.2	$6.2	65.0%
Operating margin	8.7%	5.0%	3.7%
Net income attributable to Ossen Innovation	$5.9	$3.9	52.8%
EPS	$0.30	$0.19	53.1%

For the twelve months ended December 31, 2015, revenues decreased by $5.7 million, or 4.6%, to $117.9 million from $123.6 million for the same period of last year, mainly due to decrease in average selling price for all our products and partially offset in sales volume for both coated PC steel materials and plain surface PC strands and others. The sales of coated PC steel materials, including both rare earth and zinc coated products, decreased by $12.1 million, or 11.3%, to $95.5 million and accounted for 81% of total sales for the twelve months ended December 31, 2015 from $107.6 million, or 87% of total sales, for the same period of last year. This decrease was mainly due to decrease in average selling price and partially offset by increase in sales volumes for both rare earth and zinc coated products.  Sales of rare earth coated products decreased the most by $12.6 million, or 12.9%, to $85.0 million for the twelve months ended December 31, 2015 from $97.6 million for the same period of last year. Sales of zinc coated products increased by $0.4 million, or 4.3%, to $10.5 million for the twelve months ended December 31, 2015 from $10.0 million for the same period of last year. The sales of plain surface PC strands and others increased by $6.5 million, or 40.5%, to $22.4 million and accounted for 19% of total sales for the twelve months ended December 31, 2015 from $16.0 million, or 13% of total sales, for the same period of last year.

Gross profit increased by $2.4 million, or 17.9%, to $15.7 million for the twelve months ended December 31, 2015 from $13.3 million for the same period of last year. Gross margin was 13.3% for the twelve months ended December 31, 2015, compared to 10.8% for the same period of last year. The increase in gross profit and gross margin were mainly due to low raw materials costs and change in product mix with increased contribution from the higher margin plain surfaced PC strands and others as well as zinc coated products. Gross margins for rare earth and zinc coated products were 11.8% and 19.7%, respectively, for the twelve months ended December 31, 2015, compared to 9.8% and 18.7%, respectively, for the same period of last year. Gross margin for plain surfaced PC Strands and others was 16.2% for the twelve months ended December 31, 2015, compared to 11.7% for the same period of last year.

Selling expenses increased by $0.2 million, or 27.7%, to $1.0 million for the twelve months ended December 31, 2015 from $0.8 million for the same period of last year. General and administrative expenses decreased by $1.9 million, or 29.4%, to $4.5 million for the twelve months ended December 31, 2015 from $6.3 million for the same period of last year. As a result, total operating expenses decreased by $1.6 million, or 23.2%, to $5.5 million for the twelve months ended December 31, 2015 from $7.1 million for the same period of last year.

Operating income was $10.2 million, or 8.7% of total revenues, for the twelve months ended December 31, 2015, compared to $6.2 million, or 5.0% of total revenues, for the same period of last year.

Net income increased by $2.5 million, or 59.9%, to $6.6 million for the twelve months ended December 31, 2015 from $4.1 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $2.0 million, or 52.8%, to $5.9 million for the twelve months ended December 31, 2015 from $3.9 million for the same period of last year. Earnings per share, both basic and diluted, were $0.30 for the twelve months ended December 31, 2015, compared to $0.19 for the same period of last year.

Due to a depreciation of the RMB as compared to the U.S. dollar in 2015, our comprehensive income was $67,334, reflecting a foreign currency translation loss of approximately $5.8 million, unrelated to our operations.

Three Months Ended December 31, 2015 Financial Results

	For the Three Months Ended December 31,
($ millions, except per share data)	2015	2014	% Change
Revenues	$35.3	$31.8	11.1%
Gross profit	$3.9	$4.5	-13.3%
Gross margin	10.9%	14.3%	-3.4%
Operating income	$1.7	$2.0	-16.0%
Operating margin	4.8%	6.3%	-1.5%
Net income attributable to Ossen Innovation	$0.5	$1.4	-67.9%
EPS	$0.02	$0.07	-67.8%

For the three months ended December 31, 2015, revenues increased by $3.5 million, or 11.1%, to $35.3 million from $31.8 million for the same period of last year. This increase was primarily due to increased revenue contribution from plain surface PC strands and zinc coated products and partially offset by decrease in sales from rare earth coated products. The sales of coated PC steel materials, including both rare earth and zinc coated products, increased by $0.7 million, or 2.5%, to $27.4 million and accounted for 77% of total sales for the three months ended December 31, 2015 from $26.7 million, or 84% of total sales, for the same period of last year. This increase was mainly due to increase in sales volume for both rare earth and zinc coated products and partially offset by decrease in average selling price of zinc coated products. Sales of rare earth coated products decreased by $2.6 million, or 10.1%, to $23.1 million for the three months ended December 31, 2015 from $25.7 million for the same period of last year.  Sales of zinc coated products increased by $3.3 million, or 323.5%, to $4.3 million for the three months ended December 31, 2015 from $1.0 million for the same period of last year. Sales of plain surface PC strands and others increased by $2.9 million, or 56.9%, to $7.9 million and accounted for 23% of total sales for the three months ended December 31, 2015 from $5.1 million, or 16% of total sales, for the same period of last year. This increase was mainly due to increase in sales volume and partially offset by decrease in average selling price for plain surfaced PC strands and other products.

Gross profit decreased by $0.7 million, or 13.3%, to $3.9 million for the three months ended December 31, 2015 from $4.5 million for the same period of last year. Gross margin decreased to 10.9% for the three months ended December 31, 2015 from 14.3% for the same period of last year. Gross margins for rare earth and zinc coated products were 9.5% and 14.1%, respectively, for the three months ended December 31, 2015, compared to 15.3% and negative 11.1%, respectively, for the same period of last year. Gross margin for plain surface PC strands and others was 13.4% for the three months ended December 31, 2015, compared to 14.0% for the same period of last year.

Selling expenses increased by $0.1 million, or 50.0%, to $0.3 million for the three months ended December 31, 2015 from $0.2 million for the same period of last year. General and administrative expenses decreased by $0.4 million, or 17.4%, to $1.9 million for the three months ended December 31, 2015 from $2.3 million for the same period of last year. As a result, total operating expenses decreased by $0.3 million, or 12.0%, to $2.2 million for the three months ended December 31, 2015 from $2.5 million for the same period of last year.

Operating income was $1.7 million, or 4.8% of total revenues, for the three months ended December 31, 2015, compared to $2.0 million, or 6.3% of total revenues, for the same period of last year.

Net income decreased by $0.9 million, or 62.4%, to $0.6 million for the three months ended December 31, 2015 from $1.5 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $0.9 million, or 67.9%, to $0.5 million for the three months ended December 31, 2015 from $1.4 million for the same period of last year. Earnings per share, both basic and diluted, were $0.02 for the three months ended December 31, 2015, compared to $0.07 for the same period of last year.

Balance Sheet and Cash Flows

The Company had $9.6 million of cash and restricted cash as of December 31, 2015, compared to $18.3 million at December 31, 2014. Notes receivable were $8.0 million as of December 31, 2015, compared to $9.9 million at December 31, 2014. Accounts receivable were $43.2 million as of December 31, 2015, compared to $53.8 million at December 31, 2014. The average days of sales of outstanding (DSO) were 150 days for the twelve months ended December 31, 2015, compared to 151 days for the year of 2014. The balance of prepayment to suppliers for raw materials totaled $55.7 million as of December 31, 2015, compared to $56.3 million at December 31, 2014. The Company had inventories of $27.3 million as of December 31, 2015, compared to $20.1 million at the end of 2014. Total working capital was $94.7 million as of December 31, 2015, compared to $108.0 million at December 31, 2014.

Net cash provided by operating activities was $12.4 million for the twelve months ended December 31, 2015, compared to $1.8 million for the same period of last year. Net cash used in investing activities was $0.03 million for the twelve months ended December 31, 2015, compared to $0.08 million for the same period of last year. Net cash used in financing activities was $4.4 million for the twelve months ended December 31, 2015, compared to $3.5 million for the same period of last year.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Fourth Quarter 2015 Earnings Conference Call" or be prepared to utilize the conference ID.

Conference Call
Date:	Friday, April 22, 2016
Time:	8:30 am ET, U.S.
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 400-620-8038 China, Domestic: 800-819-0121
Conference ID:	93675079

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through April 30, 2016. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 93675079 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/c8epmi3e

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-917-609-0333
Email: tina.xiao@weitian-ir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$812,277	$684,592
Restricted cash	8,780,443	17,572,732
Note receivable-bank acceptance note	8,010,228	9,925,155
Accounts receivable, net of allowance for doubtful accounts of $738,101 and $1,874,330 at December 31, 2015 and 2014, respectively	43,247,974	53,764,414
Inventories	27,276,221	20,137,901
Advance to suppliers	55,730,089	56,327,390
Other current assets	915,041	946,319
Total current assets	144,772,273	159,358,503
Property, plant and equipment, net	5,557,176	7,174,646
Land use rights, net	3,911,084	4,231,348
TOTAL ASSETS	$154,240,533	$170,764,497

Current Liabilities
Notes payable-bank acceptance notes	$12,477,471	$26,521,315
Short-term bank loans	17,714,928	18,711,357
Accounts payables	1,899,400	3,217,076
Customer deposits	309,147	588,005
Taxes payable	414,250	552,459
Other payables and accrued liabilities	1,669,670	1,622,958
Due to related party	65,769	69,469
Due to shareholder	282,499	100,000
Bond payable - current portion	15,273,177	-
Total current liabilities	50,106,311	51,382,639
Bond payable	-	15,972,837
TOTAL LIABILITIES	50,106,311	67,355,476

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized; 20,000,000 shares issued; 19,828,790 and 19,901,959 shares outstanding as of December 31, 2015 and 2014, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,631,373	5,021,752
Retained earnings	50,258,265	44,971,082
Treasury stock, at cost: 171,210 and 98,041 shares as of December 31, 2015 and 2014, respectively	(155,343)	(96,608)
Accumulated other comprehensive income	2,596,227	8,425,697
TOTAL SHAREHOLDERS' EQUITY	92,501,977	92,493,378
Non-controlling interest	11,632,245	10,915,643
TOTAL EQUITY	104,134,222	103,409,021

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$154,240,533	$170,764,497

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Year Ended December 31,
	2015	2014	2013

REVENUES	$117,908,416	$123,571,455	$113,891,989
COST OF GOODS SOLD	102,197,994	110,250,876	102,353,957
GROSS PROFIT	15,710,422	13,320,579	11,538,032
Selling expenses	986,378	772,383	625,500
General and administrative expenses	4,478,413	6,340,584	3,485,118
Total Operating Expenses	5,464,791	7,112,967	4,110,618

INCOME FROM OPERATIONS	10,245,631	6,207,612	7,427,414
Financial expenses, net	(2,823,952)	(2,401,268)	(2,696,966)
Other income, net	371,894	907,941	558,426
INCOME BEFORE INCOME TAX	7,793,573	4,714,285	5,288,874
INCOME TAX	(1,180,167)	(578,727)	(1,219,030)
NET INCOME	6,613,406	4,135,558	4,069,844

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	716,602	276,682	426,440
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD
AND SUBSIDIARIES	5,896,804	3,858,876	3,643,404

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(5,829,470)	779,135	1,647,348
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(5,829,470)	779,135	1,647,348
COMPREHENSIVE INCOME	$67,334	$4,638,011	$5,290,752

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.30	$0.19	$0.18
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,862,537	19,901,959	19,901,959

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,613,406	$4,135,558	$4,069,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,416,060	1,531,278	1,564,973
Share-based compensation expense		-	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	10,516,441	(5,564,338)	(2,465,695)
Inventories	(7,138,320)	(1,387,131)	(8,943,726)
Advance to suppliers	597,301	(5,712,575)	27,333,681
Other current assets	31,278	2,501,567	(1,543,260)
Notes receivable - bank acceptance notes	1,914,927	(7,503,574)	(2,027,502)
Notes receivable from related party - bank acceptance notes	-	12,915,099	(11,084,891)
Increase (Decrease) In:
Accounts payable	(1,317,676)	2,713,132	(68,361)
Customer deposits	(278,858)	(2,320,266)	2,523,669
Income tax payable	(138,209)	319,918	(158,812)
Other payables and accrued expenses	46,712	73,209	744,552
Due to related party	(3,700)	52,558	16,911
Due to shareholder	182,499	50,000	50,000
Net cash provided by operating activities	12,441,861	1,804,435	10,011,383

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(29,687)	(81,441)	(16,361)
Withdraw for purchases of plant and equipment	-	-	8,071,937
Disposal of property, plant and equipment	-	456	-
Net cash used in investing activities	(29,687)	(80,985)	8,055,576

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (Increase) in restricted cash	8,792,289	14,210,938	(6,376,171)
Proceeds from short-term bank loans	18,462,625	28,475,194	41,531,691
Repayments of short-term bank loans	(18,462,625)	(37,261,825)	(66,189,540)
Repayments of long-term bank loans	-	-	(4,581,002)
Proceeds from notes payable-bank acceptance notes	36,202,800	55,811,380	98,467,000
Repayment of notes payable-bank acceptance notes	(49,367,454)	(80,682,428)	(84,912,143)
Repurchase of common share	(58,735)	-	-
Proceeds from bond payable	-	15,946,109	-
Net cash used in financing activities	(4,431,100)	(3,500,632)	(22,060,165)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,981,074	(1,777,182)	(3,993,206)
Effect of exchange rate changes on cash	(7,853,389)	1,322,324	3,135,892
Cash and cash equivalents at beginning of period	684,592	1,139,450	1,996,764
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$812,277	$684,592	$1,139,450

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,301,687	$722,948	$1,095,357
Interest paid	$3,353,344	$1,977,014	$2,865,902
Non-cash transactions:
Appropriation to statutory reserve	$609,621	$406,053	$436,672